Exhibit 99.1

ASM International N.V.

Glass Lewis, proxy voting advisory firm, supports

ASM International N.V. current corporate structure

BILTHOVEN, the Netherlands, November 13, 2006 — ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) said today that Glass Lewis & Co., a leading independent proxy advisory firm, supports the Company’s management and Supervisory Board on all issues set for vote at the extraordinary general meeting of shareholders (EGM) on November 27, 2006. Glass Lewis recommends that shareholders vote FOR the election of directors, FOR the amendments of the Articles of Association, and AGAINST the proposal by shareholder, Mellon HBV, to break-up the Company.

In its analysis of the proposal to split the Company, Glass Lewis, cited several reasons for rejecting the proposal:

1)	“…management’s current strategy has generated positive results for shareholders.” Glass Lewis noted improvements in the Company’s financial results and its stock market performance relative to peer company performance which is “on par with the S&P 500 index’s return of 41% and exceeds its front-end unit’s competitors”;

2)	the Company’s R&D levels are in line with industry norms; and,

3)	“…the Company’s investments in the front-end business are beginning to bear fruit” and “ these results support management’s argument that the two businesses should remain under the current structure”.

The Glass Lewis analysis concluded that:

“Taken together, we believe management has built a stronger case, in large part due to ASMI’s strong financial performance, to continue running the Company under its current structure. We note the ASMI Supervisory Board, where five of the six directors are independent, assessed the current business model with the assistance of a financial advisor. Consistent with the advisor’s advice, the Board concluded any material change at this time would be to the detriment of shareholders. As such, based on our analysis and support of ASMI’s independent Supervisory Board, we believe the Mellon proposal to disaggregate the Company is contrary to the interest of shareholders at this time.”

Arthur del Prado, ASM International President and CEO, commented, “We are gratified with Glass Lewis’ analysis and recommendations to shareholders. We believe their conclusion that shareholders vote AGAINST the non-binding motion to split the company is affirmation that the motion is designed to exploit current market and other circumstances for short-term gain at the expense of long-term value and therefore is contrary to the best interest of all shareholders.

For shareholder questions on voting procedures, please contact Georgeson & Co. at: +1 212 440 9800 and + 44 (0) 870 703 6357.

About ASM International

ASM International N.V. and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. The company provides production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s web site at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics, and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

Contacts

Naud van der Ven	Mary Jo Dieckhaus
Chief Financial Officer	Investor Relations
+ 31 30 229 8540	+1 212 986 2900
Naud.van.der.ven@asm.com	maryjo.dieckhaus@asm.com

Erik Kamerbeek
Investor Relations
+ 31 30 229 8500
Erik.kamerbeek@asm.com

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